EXHIBIT 15

Press Release

Telvent Announces Fourth Quarter and
Fiscal Year 2004 Financial Results

•	Revenues Increase 21.3 % to €312.6 Million Year-Over-Year.

•	Pro Forma Net Income increases 97.4% to €13.8 Million or €0.63 per diluted share.

•	Completes initial public offering raising net proceeds of $77.4 million.

•	Completes 70% acquisition of Miner & Miner.

Madrid — March 30, 2005 — Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime Information Technology Company, today announced financial results for the fourth quarter and the fiscal year ended December 31, 2004.

Telvent’s fourth quarter 2004 revenues (including the consolidation of revenues from venture partners in temporary joint ventures) totaled €113.4 million, an increase of €21.7 million or 23.6 percent, versus €91.7 million reported for the fourth quarter of 2003. Revenues for the fiscal year 2004 totaled €312.6 million, an increase of €54.8 million or 21.3 percent, versus €257.7 million reported for fiscal year 2003.

Fourth quarter 2004 net income increased to €3.8 million, an increase of €1.5 million or 64.0 percent, versus €2.3 million reported for the fourth quarter of 2003. Earnings per diluted share for the fourth quarter of 2004 were €0.14 (based on a weighted average of 27,064,405 shares outstanding), compared to €0.12 per diluted share (20,000,000 shares), in the fourth quarter of 2003.

Net income for the fiscal year 2004 totaled €10.1 million, an increase of €5.6 million or 124.7 percent, versus €4.5 million reported for fiscal 2003. Earnings per diluted share for fiscal year 2004 were €0.47 (21,775,752 shares), compared to €0.23 per diluted share (20,000,000 shares), for the comparable twelve month period in 2003.

Pro forma net income for the fourth quarter 2004 was €4.3 million, an increase of 69.7 percent, versus €2.5 million for the fourth quarter of 2003. Pro forma net income for the fiscal year 2004 was €13.8 million, an increase of 97.4 percent, versus €7.0 million for the same period of 2003. Pro forma net income excludes the amortization of intangible assets from the NMS Division of Metso and Xwave acquisitions purchase price allocations, stock compensation plan expenses,

Continued

mark to market hedging, and impairment charges, that Telvent believes are not indicative of its core performance or results.

Pro forma earnings per diluted share (EPS) for the fourth quarter 2004 were €0.16 (27,064,405 shares), versus €0.13 (20,000,000 shares), for the fourth quarter of 2003. Pro forma EPS for fiscal year 2004 was €0.63 (21,775,752 shares), versus €0.35 (20,000,000 shares), for fiscal year 2003. A reconciliation between net income on a GAAP basis and pro forma net income is provided in this release in a table immediately following the condensed consolidated financial statements.

After eliminating the effect of consolidating the temporary joint venture partners' portion of revenues and cost of revenues, gross margin grew from 21.6 percent in 2003 to 23.7 percent in 2004.

Operating expenses for the year, as a percentage of revenues, decreased from 18.1 percent in 2003 to 16.2 percent in 2004.

Income from operations, as a percentage of revenues, grew from 4.0 percent in the fourth quarter of 2003 to 5.1 percent in 2004, representing 58.0 percent growth year-over-year. Income from operations for fiscal year 2004 was 5.3 percent, as a percentage of revenues, versus 3.4 percent in 2003, representing 85.5 percent growth year-over-year. The growth in both the quarter and the year reflects the combined impact of higher margins and cost saving efforts.

For the full year 2004, free cash flow, defined as cash flow from operating activities net of property, plant and equipment additions, was €20.2 million. Cash flow from operating activities for the same period was €25.1 million and equipment additions were €4.9 million. For the same period of fiscal 2003, free cash flow was €0.9 million, cash flow from operating activities was €4.4 million and property, plant and equipment additions were €3.5 million.

As of December 31, 2004, cash, cash equivalents and restricted cash additions was €88.5 million and total debt (including net €20.8 million credit line due from related parties) was €24.0 million, resulting in a net cash position of €64.5 million. As of December 31, 2003, net debt position was €37.8 million.

Certain prior period amounts payable and short-term debt have been reclassified to conform with the current period presentation.

Manuel Sánchez, Chairman and Chief Executive Officer, said, “We are very pleased with the 2004 results. Our increasing sales momentum was reflected in solid revenue growth, operating margin gains and a stronger bottom line. Telvent’s strong fundamentals resulted in us exceeding our stated margin and EPS targets for the year.

“Our balance sheet is in great shape, giving us flexibility to maximize shareholder value. Successful completion of our IPO and the closing of three strategic acquisitions allowed us to continue to deliver on our plans for geographical

Continued

expansion, along with the broadening of our product and solutions portfolio. We are very pleased with the integration of our most recent acquisition, Miner & Miner, into the Telvent family.

“Looking ahead, we are encouraged by the high level of activity in the marketplace, the momentum we are seeing in demand for our services, and our strong pipeline. We had an excellent quarter of new business bookings, which is very important to maintaining future revenue visibility. Increases in both bookings and backlog reflect the confidence Telvent’s customers have in our operations and solutions.”

Initial Public Offering

In October 2004, Telvent completed an initial public offering of ordinary shares. In connection with the offering, Telvent offered and sold 8,700,000 ordinary shares at a price of $9.00 per share. Net proceeds from the initial public offering, after deducting underwriting discounts, were $72.8 million. Subsequent to the initial sale, Telvent announced the partial exercise of the overallotment option to purchase an additional 655,000 ordinary shares, 547,100 shares of which were purchased from Telvent. Telvent received $4.6 million of the net proceeds from the issuance of the additional shares.

Miner & Miner Acquisition

On December 11, 2004, Telvent acquired a 70% equity stake in Miner & Miner Consulting Engineers, Incorporated, a world leader in the development and implementation of Geographical Information Systems (GIS) software for utilities.

The acquisition is part of Telvent’s strategy of offering seamless, enterprise- integrated realtime data to increase the efficiency, security and profitability of its customers in the Energy, Traffic, Transport and Environment sectors worldwide.

Segment Discussion

Energy

Revenues for the Energy sector in 2004 were €123.5 million and represented 39.5 percent of total revenues, an increase of €10.0 million, or 8.8 percent, from €113.5 million in 2003. Gross margin in this sector was 21.3 percent in 2004 versus 21.2 percent in 2003. The most significant contract in this sector during the fourth quarter was the implementation and integration of 11 Terminal Operations Measurement and Control Integrated Systems (SIMCOT) for Pemex

Continued

Refinación throughout the Mexican Republic, for a total contract amount exceeding €21.0 million.

Traffic

Revenues for the Traffic sector during the fiscal year 2004 were €114.5 million, or 36.6 percent of total revenues. This represents an increase of €35.7 million, or 45.3 percent, from the €78.8 million recorded in 2003. Gross margin in this sector was 17.3 percent in 2004, versus 21.2 percent in 2003. Eliminating the effect of consolidating revenues and cost of revenues attributable to other venture partners in our temporary joint ventures, revenues in the Traffic sector would have increased 9.9 percent year-over-year, and gross margin would have been 22.8 percent in 2004. The most significant contract in this sector was the Almería “Digital City” project in which Telvent will offer solutions to digitize municipal services provided by the city of Almería including citizen administration, electronic signatures, Intelligent Urban Traffic Control, payment systems and urban transport operations. The contract, which covers a 20 year period, is valued at €23.8 million.

Transport

Revenues for the Transport sector during 2004 were €20.1 million, representing 6.4 percent of total revenues. This was a decrease of €4.3 million, or 17.7 percent, from €24.4 million during the same period in 2003. Gross margin in this sector was 20.6 percent in 2004, versus 18.5 percent in 2003. Eliminating the effect of consolidating revenues and cost of revenues attributable to other venture partners in our temporary joint ventures, revenues in the Transport sector would have decreased 21.3 percent year-over-year, and gross margin would have been 21.6 percent in 2004. The most significant contract in this sector was a four year service contract covering integral maintenance for the ticketing systems of the Vasque Country Railways, Tramways and Buses (Euskotrendibeak) in Spain, worth €3.6 million.

Environment

Revenues for the Environment sector for the fiscal year 2004 were €27.9 million, or 8.9 percent of total revenues. This represented an increase of €8.9 million, or 47.0 percent, from €19.0 million during the same period in 2003. Gross margin in this sector was 24.5 percent in 2004 versus 19.5 percent in 2003. The most significant contract in this sector was the renewal of the integral maintenance contract for the weather observation networks of the National Meteorological Institute (Ministry of Environment) in Spain, worth €2.7 million.

Continued

Other

Revenues for the Other sector during 2004 were €26.6 million, or 8.5 percent of total revenues. This represented an increase of €4.6 million, or 20.6 percent, from €22.1 million during 2003. Gross margin in this sector was 37.1 percent in 2004, versus 29.8 percent in 2003. The most significant contract in this sector during the fourth quarter was the implementation of the Neutral Interconnection Node and Security Center of the Junta de Andalucía (the local regional Government in Andalusia, Spain), worth €6.0 million.

Backlog

Backlog (representing the portion of signed contracts for which performance is pending) as of December 31, 2004 was €317.0 million, which reflects 19.2 percent growth over the €266.0 million in backlog at the end of December 2003.

New Bookings

Bookings (or new contracts signed) in the fourth quarter 2004 were €123.9 million, showing the continued success of the Company’s new products and services solutions, and sales and marketing activity. These drove bookings for full year 2004 to €392.0 million, an increase of 45.7 percent versus €269.0 million for 2003.

Pipeline

Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months was approximately €1.3 billion.

Business Outlook

For fiscal year 2005, Telvent expects revenues to grow within the range of 10.0 to 12.0 percent versus revenues of fiscal year 2004. Telvent forecasts full-year 2005 pro forma earnings per share will be within a range of €0.53 per diluted share to €0.58 per diluted share. Pro forma earnings per share were determined by using a weighted average number of shares issued and outstanding in the period of 29,247,100 shares.

Conference Call Details

Telvent Chairman and CEO, Manuel Sánchez, Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Director of Investor Relations, will conduct a conference call to discuss the fourth quarter and fiscal year 2004 results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 6:00 A.M. Pacific Time / 4:00 P.M. Madrid Time on Thursday, March 31, 2005.

Continued

To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed.

About Telvent

Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America and China. (www.telvent.com)

Investor Relations Contact:

José Ignacio del Barrio
Phone: +34 902-335599
email: jibarrio@telvent.abengoa.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Prospectus filed with the Securities and Exchange Commission on October 21, 2004.

Continued

TELVENT

Consolidated Balance Sheets
Prepared in accordance with US GAAP
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2004	2003
Assets:
Current assets:
Cash and cash equivalents	€80,515	€27,735
Restricted cash	8,028	—
Available-for-sale securities and other short-term investments	1,231	3,311
Investments held at cost	—	25,490
Derivative contracts	4,046	2,816
Accounts receivable (net of allowances of €2,165 in 2004 and €2,145 in 2003)	84,536	68,287
Unbilled revenues	36,683	25,706
Due from related parties	37,848	65,863
Inventory	10,760	11,361
Deferred tax assets	3,751	7,267
Other current assets	659	646

Total current assets	€268,057	€238,482
Other investments	2,137	2,856
Property, plant and equipment, net	53,586	48,251
Prepaid expenses and other assets	3,198	134
Deferred tax assets	18,004	7,034
Other intangible assets, net	9,789	8,400
Goodwill	13,689	11,347

Total assets	€368,460	€316,504

Liabilities and shareholders’ equity:
Accounts payable	€123,278	€84,859
Billing in excess of costs and estimated earnings	16,466	10,880
Accrued and other liabilities	7,696	12,092
Income taxes payable	11,778	8,500

	As of	As of
	December 31,	December 31,
	2004	2003
Deferred tax liabilities	3,096	2,327
Due to related parties	6,194	60,637
Current portion of long-term debt	9,208	8,826
Short-term debt	18,748	24,186
Short-term leasing obligations	1,960	879
Derivative contracts	2,602	3,917

Total current liabilities	€201,026	€217,103
Long-term debt less current portion	16,875	25,791
Long-term leasing obligations	4,130	914
Other long term liabilities	8,747	9,754
Deferred tax liabilities	323	2
Unearned income	525	474

Total liabilities	€231,626	€254,038

Minority interest	863	1,259
Stock compensation plan, net	—	874

Shareholders’ equity:
Common stock, 3.005 € par value, 29,247,100 shares authorized and outstanding, same class and series	87,889	60,101
Additional paid-in capital	40,319	—
Deferred Compensation	(3,305)	—
Cumulative other comprehensive income (loss)	(3,364)	(431)
Retained earnings	14,432	663

Total shareholders’ equity	€135,971	€60,333

Total liabilities and shareholders’ equity	€368,460	€316,504

TELVENT

Consolidated Statements of Operations
Prepared in accordance with US GAAP
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Revenues	€113,354	€91,683	€312,571	€257,732
Cost of revenues	91,013	72,109	245,578	202,149

Gross profit	22,341	19,574	66,993	55,583

General and administrative	5,000	2,127	21,446	18,807
Sales and marketing	4,190	4,490	10,118	9,091
Research and development	4,981	6,869	11,060	11,278
Depreciation and amortization	2,443	875	7,904	5,943
Impairment charges	—	1,589	—	1,589

Total operating expenses	16,614	15,950	50,528	46,708

Income from operations	5,727	3,624	16,465	8,875
Financial (expense), net	530	(2,258)	(2,313)	(4,381)
Other income (expense), net	(8)	(601)	88	(665)
Total other income (expense)	522	(2,859)	(2,225)	(5,046)

Income before income taxes	6,249	765	14,240	3,829
Income tax expense (benefit)	3,741	(1,647)	4,749	(809)
Net income before minority interest	2,508	2,412	9,491	4,638

Profit attributable to minority interests	1,283	(101)	654	(124)
Net income	€3,791	€2,311	€10,145	€4,514

Earnings per share
Basic and diluted net income per share	€0.14	€0.12	€0.47	€0.23

Weighted average number of shares outstanding
Basic and diluted	27,064,405	20,000,000	21,775,752	20,000,000

TELVENT

Consolidated Statements of Cash Flows
Prepared in accordance with US GAAP
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2004	2003	2002
Cash Flow from operating activities:
Net income before minority interest	€9,491	€4,638	€5,045
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,015	5,945	4,128
Impairment of investments held at cost	—	1,589	2,290
Foreign exchange (gains) losses	882	3,535	(361)
Allowance for doubtful accounts	307	1,627	—
Deferred income taxes	(6,364)	4,356	2,565
Compensation related to the stock compensation plan	2,258	407	467
Gains on sale of investments	(88)	—	—
Change in operating assets and liabilities:
Accounts receivable	8,195	2,534	(5,629)
Inventory	3,166	7,343	(4,930)
Unbilled revenues	(10,830)	(7,289)	(7,249)
Accounts payable, related parties and other assets	3,706	(11,431)	5,414
Billing in excess of cost and estimated earnings on uncompleted contracts	5,237	(4,989)	3,038
Accrued and other liabilities, related parties payable	(8,045)	(3,833)	1,502
Due to temporary Joint Ventures	8,129	—	—

Net cash provided by operating activities	€25,059	€4,432	€6,280

Cash Flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(8,028)	49,681	(49,681)
Due from related parties	2,651	(5,915)	11,122
Purchase of available-for-sale securities	—	(1,077)	—
Maturities of available -for-sale securities	—	312	—
Metso acquisition, net of cash	—	(20,428)	—
Purchase of property, plant & equipment	(4,931)	(3,547)	(19,834)
Acquisition of investments, net of cash	(7,043)	—	—

	Year Ended December 31,
	2004	2003	2002
Disposals of investments	30,889	—	(35,847)
Recovery of cost of guarantees	—	869	—
Proceeds from sale of fixed assets	—	—	1,162

Net cash (used in) provided by investing activities	€13,538	€19,895	€(93,078)

Cash flows from financing activities:
Proceeds from long-term debt	1,982	16,894	17,142
Repayment of long-term debt	(11,371)	(1,588)	(15,360)
Proceeds and repayment of short-term, net	(5,439)	5,922	15,853
Proceeds from issuance of common stock, net	60,518	—	—
Due to related parties	(30,183)	(40,088)	95,738
Capital contributions related to Telvent Factory Holding AG	(3,624)	—	—
Dividends paid	—	(6,197)	(8,400)

Net cash (used in) provided by financing activities	€11,883	€(25,057)	€104,973

Net (decrease) increase in cash	€50,480	€(730)	€18,175
Net effect of foreign exchange in cash and cash equivalents	(950)	(4,266)	(2,308)
Cash and cash equivalents at the beginning of period	27,735	32,731	16,864
Joint venture cash and cash equivalents at the beginning of period	3,250	—	—

Cash and cash equivalents at the end of period	€80,515	€27,735	€32,731

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€439	€167	€-
Interest	€6,419	€8,254	€3,975

TELVENT

Reconciliation between GAAP and Pro forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
GAAP basis income before income taxes	€6,249	€765	€14,240	€3,829

Adjustments to income before income taxes
Amortization of intangibles	588	369	2,307	1,807
Stock compensation plan expenses	1,199	7	2,258	407
Mark to market derivatives	(1,241)	(1,650)	(207)	(237)
Impairment charges	0	1,589	0	1,589
Total Adjustments	547	315	4,358	3,566

Adjusted income before income taxes	€6,796	€1,080	€18,598	€7,395

Income tax provision	(3,513)	1,539	(5,484)	(297)
Profit attributable to minority interests	990	(101)	654	(124)

Pro forma Net Income	€4,273	€2,518	€13,768	€6,974

Earnings per share
Basic and diluted net income per share	€0.16	€0.13	€0.63	€0.35

Weighted average number of shares outstanding
Basic and diluted	27,064,405	20,000,000	21,775,752	20,000,000